SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 24, 2013

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES

CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In its session held on January 23, 2013, Credicorp’s Board of Directors agreed to set the date for the Annual General Meeting of Shareholders for March 26, 2013, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru. In accordance with the Company’s By-laws, if the required quorum is not met in the first instance, the meeting will be postponed until April 2, 2013 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 8, 2013 (“Record Date”) will be entitled to attend and vote in the above mentioned meeting.

The Agenda defined for such meeting will attend to the following matters:

•	Presentation, by the Chairman of the Board, of the Annual Report for the financial year ended December 31, 2012.

•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2012 including the report of the independent auditors of the Company thereon.

•	To define the remuneration of Directors of the Company.

•	To appoint the external auditors of the Company to perform such services for the financial year 2012 and to define the fees for such audit services.

Sincerely,

/s/	Mario Ferrari
Stock Market Representative
Credicorp Ltd.